SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Perfect World Co., Ltd.

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share
Class B ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

71372U104 (1)

(CUSIP Number)

Michael Yufeng Chi

Perfect World Plaza, Tower 306

86 Beiyuan Road, Chaoyang District

Beijing 100101, People’s Republic of China

Telephone: +86 10 5780-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Jeffrey J. Sun, Esq.
Orrick, Herrington & Sutcliffe LLP
47th Floor, Park Place, 1601 Nanjing Road West
Shanghai 200040, People’s Republic of China
Telephone: +86 21 6109-7000

April 26, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  This CUSIP number applies to the Issuer’s American depositary shares, each representing five Class B ordinary shares, par value $0.0001 per share.

CUSIP No. 71372U104

1.	Name of Reporting Person. Michael Yufeng Chi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK – See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 41,896,575 (See Item 5). (1) Perfect Human Holding Company Limited may also be deemed to have sole voting power with respect to 40,959,425 ordinary shares of the above shares.

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 41,896,575 (See Item 5). (1) Perfect Human Holding Company Limited may also be deemed to have sole voting power with respect to 40,959,425 ordinary shares of the above shares.

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,896,575 (See Item 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.8% (2)

14.	Type of Reporting Person (See Instructions) IN

(1) Includes 27,542,625 Class A ordinary shares and 13,416,800 Class B ordinary shares held by Perfect Human Holding Company Limited, a British Virgin Islands company controlled by Mr. Michael Yufeng Chi and 937,150 Class B ordinary shares underlying the options granted to Mr. Michael Yufeng Chi which are exercisable within 60 days after the date hereof.  Perfect Human Holding Company Limited has pledged 10,003,315 Class B ordinary shares to a third-party lender as collateral for certain loans received from the lender.  See Item 5. Each Class A ordinary share is convertible at the option of the holder into one Class B ordinary share. The rights of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting rights. Each Class A ordinary share is entitled to 10 votes per share, whereas each Class B ordinary share is entitled to one vote per share.

(2) Based on a total of 249,874,680 ordinary shares of the Issuer, including (i) 29,671,195 Class A ordinary shares and 219,266,335 Class B ordinary shares issued and outstanding (excluding shares issued to the ADS depositary in anticipation of the future exercise of options) as of April 26, 2015, and (ii) 937,150 Class B ordinary shares underlying the options granted to Mr. Michael Yufeng Chi which are exercisable within 60 days after the date hereof.  In addition, based on the number of issued and outstanding ordinary shares of the Issuer (excluding shares issued to the ADS depositary in anticipation of the future exercise of options) as of April 26, 2015, the 27,542,625 Class A ordinary shares beneficially owned by Mr. Michael Yufeng Chi represent 92.8% of the total Class A ordinary shares of the Issuer as of April 26, 2015, and the 27,542,625 Class A ordinary shares and 13,416,800 Class B ordinary shares beneficially owned by Mr. Chi represent approximately 56.0% of the total voting rights in the Issuer as of April 26, 2015.

CUSIP No. 71372U104

1.	Name of Reporting Person. Perfect Human Holding Company Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK – See Item 3

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,959,425 (See Item 5). (1) Michael Yufeng Chi may also be deemed to have sole voting power with respect to the above shares.

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 40,959,425 (See Item 5). (1) Michael Yufeng Chi may also be deemed to have sole voting power with respect to the above shares.

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,959,425 (See Item 5) (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 16.5% (2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 27,542,625 Class A ordinary shares and 13,416,800 Class B ordinary shares.  Perfect Human Holding Company Limited has pledged 10,003,315 Class B ordinary shares to a third-party lender as collateral for certain loans received from the lender.  See Item 5. Each Class A ordinary share is convertible at the option of the holder into one Class B ordinary share. The rights of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting rights. Each Class A ordinary share is entitled to 10 votes per share, whereas each Class B ordinary share is entitled to one vote per share.

(2) Based on a total of 248,937,530 ordinary shares, including 29,671,195 Class A ordinary shares and 219,266,335 Class B ordinary shares issued and outstanding (excluding shares issued to the ADS depositary in anticipation of future exercise of options) as of April 26, 2015.

This Schedule 13D/A (the “Schedule 13D/A”) amends the previous Schedule 13D jointly filed by Mr. Michael Yufeng Chi and Perfect Human Holding Company Limited (collectively, the “Reporting Persons”) with respect to Perfect World Co., Ltd. (the “Company” or the “Issuer”) with the United States Securities and Exchange Commission (the “SEC”) on January 2, 2015 (the “Original Schedule 13D”). Except as amended and supplemented herein, the information set forth in the Original Schedule 13D remains unchanged. Capitalized terms used herein without definition have meanings assigned thereto in the Original Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and restated as follows:

Pursuant to the Merger Agreement (as defined below), Merger Sub (as defined below) will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (as defined below) as a result of the Merger (as defined below).  The descriptions of the Merger and of the Merger Agreement set forth in Item 4 below are incorporated by reference in their entirety into this Item 3.  The information disclosed in this paragraph is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 7.03, and is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$20.20 in cash per ADS (each representing five Class B Ordinary Shares) or US$4.04 in cash per Ordinary Share, approximately US$840.2 million will be expended in acquiring approximately 208.0 million outstanding Ordinary Shares (calculated based on the number of Ordinary Shares outstanding as of April 26, 2015) owned by shareholders of the Company other than the Reporting Persons) in connection with the Merger. Pursuant to the Debt Commitment Letter (as defined below), the Merger will be financed with debt financing from the Financing Banks (as defined below).

Item 4.   Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

Merger Agreement

On April 26, 2015, (i) Perfect Peony Holding Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”) that was formed by the Reporting Persons as a transaction vehicle for the Merger, (ii) Perfect World Merger Company Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”) and (iii) the Company, entered into a merger agreement (the “Merger Agreement”).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving entity and a wholly-owned subsidiary of Parent (the “Merger”). Under the terms of the Merger Agreement, upon completion of the Merger, the shareholders of the Company will receive US$4.04 per Ordinary Share, or US$20.20 per ADS.

The Merger is subject to various closing conditions, including a condition that the Merger Agreement be approved by an affirmative vote of holders of shares representing at least two-thirds of the voting power of the Ordinary Shares present and voting in person or by proxy at a meeting of the Company’s shareholders which will be convened to consider the approval of the Merger Agreement and the transactions contemplated thereby.

If the transactions contemplated by the Merger Agreement are consummated, the Company will become a privately-held company beneficially owned by the Reporting Persons, and its ADSs will no longer be listed on the Nasdaq Global Select Market.

Equity Contribution Agreement

Concurrently with the execution of the Merger Agreement, Perfect Human Holding Company Limited (“Perfect Human”), entered into an equity contribution agreement with Parent (the “Equity Contribution Agreement”), pursuant to which Perfect Human agreed that, immediately prior to the closing of the Merger, it will contribute all of its Ordinary Shares (including the Ordinary Shares represented by ADSs, the “Rollover Shares”) to Parent in exchange for newly issued ordinary shares of Parent, par value $0.0001 per share.

In addition, pursuant to the Equity Contribution Agreement, Perfect Human also agreed with Parent that (i) when a meeting of the shareholders of the Company is held, to appear at such meeting or otherwise cause its Ordinary Shares to be counted as present for purposes of calculating a quorum and ensure any vote at such meeting will be a poll vote and (ii) to vote or otherwise cause to be voted at such meeting all of its Ordinary Shares (A) in favor of the approval of the Merger Agreement and the transactions contemplated therein and any related action reasonably required in furtherance thereof, (B) against any other acquisition proposal, (C) against any other action, agreement or transaction that would impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement or the Equity Contribution Agreement or the performance by Perfect Human of its obligations under the Equity Contribution Agreement and (D) against any action, proposal, transaction or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of Perfect Human contained in the Equity Contribution Agreement.

Debt Commitment Letter

On April 24, 2015, China Merchants Bank Co., Ltd., New York Branch, China Merchants Bank Co., Ltd., Offshore Banking Center, Wing Lung Bank (collectively, the “Financing Banks”) issued a debt commitment letter (the “Debt Commitment Letter”), which was accepted and agreed to by Perfect Human, Parent and Merger Sub, pursuant to which the Financing Banks agreed to arrange and underwrite debt financing in an aggregate amount of up to US$900 million to fund the transactions contemplated by the Merger Agreement, subject to various customary terms and conditions contained in the Debt Commitment Letter.

Limited Guarantee

Concurrently with the execution of the Merger Agreement, Perfect Human entered into a limited guarantee (the “Limited Guarantee”) with the Company, pursuant to which Perfect Human guaranteed to the Company, on the terms and subject to the conditions set forth therein, the due and punctual payment when due of the payment obligations of Parent to the Company with respect to (i) the Parent Termination Fee (as defined under the Merger Agreement), pursuant to Section 9.03(c) of the Merger Agreement and (ii) reasonably documented costs and expenses in connection with any action, pursuant to Section 9.03(e) of the Merger Agreement (collectively, the “Guaranteed Obligations”). In addition, Perfect Human also agreed to directly pay any reasonable and documented out-of-pocket expenses of the Company in connection with any action, pursuant to Section 1.03(c) of the Limited Guarantee.  Perfect Human’s aggregate liability under the Limited Guarantee will not exceed US$20 million (except any costs or expenses in connection with any action of the Company pursuant to Section 9.03(e) of the Merger Agreement and/or Section 1.03(c) of the Limited Guarantee).

The Limited Guarantee will terminate as of the earliest of (i) the consummation of the Merger, (ii) the payment in full of the Guaranteed Obligations and any obligations pursuant to Section 1.03(c) of the Merger Agreement; (iii) the termination of the Merger Agreement in accordance with its terms in any circumstances in which Parent and Merger Sub would not be obligated to make any payments of the Guaranteed Obligations, (iv) 90 days after the date of termination of the Merger Agreement in accordance with its terms in any circumstances in which Parent would be obligated to make any payments of the Guaranteed Obligations (subject to certain exceptions set forth therein) and (v) the termination of the Limited Guarantee by mutual written agreement of the Company and Perfect Human.

The descriptions of the Merger Agreement, the Equity Contribution Agreement, the Debt Commitment Letter and the Limited Guarantee set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, the Equity Contribution Agreement, the Debt Commitment Letter and the Limited Guarantee, which have been filed as Exhibits 7.03, 7.04, 7.05 and 7.06 respectively, and are incorporated herein by this reference.

Item 5.   Interest in Securities of the Issuer.

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) — (b) of Item 5 of the Original Schedule 13D is hereby amended and restated, and (c) — (e) of Item 5 of the Original Schedule 13D is hereby updated, as follows:

(a) — (b)  As of the date hereof, Mr. Michael Yufeng Chi beneficially owns 41,896,575 Ordinary Shares, comprising (i) 27,542,625 Class A Ordinary Shares and 13,416,800 Class B Ordinary Shares directly held by Perfect Human, and (ii) 937,150 Class B Ordinary Shares underlying the options granted to Mr. Chi which are exercisable within 60 days after the date hereof, which Ordinary Shares in (i) and (ii) collectively represent 16.8% of the outstanding Ordinary Shares.  Perfect Human, a British Virgin Islands company, is controlled by Mr. Chi, and Mr. Chi is the sole director of Perfect Human. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, Mr. Chi may be deemed to beneficially own all of the shares held by Perfect Human in the Company.

The above disclosure of percentage information is based on a total of 249,874,680 Ordinary Shares, including (i) 29,671,195 Class A Ordinary Shares and 219,266,335 Class B Ordinary Shares issued and outstanding (excluding shares issued to the ADS depositary in anticipation of the future exercise of options) as of April 26, 2015 and (ii) 937,150 Class B Ordinary Shares underlying the options granted to Mr. Michael Yufeng Chi which are exercisable within 60 days after the date hereof.  In addition, based on the number of issued and outstanding Ordinary Shares of the Company (excluding shares issued to the ADS depositary in anticipation of the future exercise of options) as of April 26, 2015, the 27,542,625 Class A Ordinary Shares beneficially owned by Mr. Michael Yufeng Chi represent 92.8% of the total Class A Ordinary Shares as of April 26, 2015, and the 27,542,625 Class A Ordinary Shares and 13,416,800 Class B Ordinary Shares beneficially owned by Mr. Chi represent approximately 56.0% of the total voting rights in the Company as of April 26, 2015.

As of the date hereof, Perfect Human directly holds 27,542,625 Class A Ordinary Shares and 13,416,800 Class B Ordinary Shares, which collectively represent 16.5% of the outstanding Ordinary Shares. The above disclosure of percentage information is based on a total of 248,937,530 Ordinary Shares, including 29,671,195 Class A Ordinary Shares and 219,266,335 Class B Ordinary Shares issued and outstanding (excluding shares issued to the ADS depositary in anticipation of the future exercise of options) as of April 26, 2015. Perfect Human has pledged 10,003,315 Class B Ordinary Shares to a third-party lender as collateral for certain loans received from the lender.

Each Class A Ordinary Share is convertible at the option of the holder into one Class B Ordinary Share. The rights of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to voting rights. Each Class A Ordinary Share is entitled to 10 votes per share, whereas each Class B Ordinary Share is entitled to one vote per share.

(c)                              The Reporting Persons have not effected any transactions in the Ordinary Shares of the Company during the 60 days preceding the filing of this Schedule 13D.

(d) — (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information regarding the Merger Agreement, the Equity Contribution Agreement, the Debt Commitment Letter and the Limited Guarantee under Item 4 is incorporated herein by reference in its entirety.

Item 7.   Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated as follows:

Exhibit 7.01:**            Joint Filing Agreement by and between the Reporting Persons, dated as of January 2, 2015.

Exhibit 7.02: **        Proposal Letter from Michael Yufeng Chi to the board of directors of the Issuer, dated as of December 31, 2014.

Exhibit 7.03:                          Agreement and Plan of Merger by and among Perfect Peony Holding Company Limited, Perfect World Merger Company Limited and Perfect World Co., Ltd., dated as of April 26, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 27, 2015).

Exhibit 7.04:                          Equity Contribution Agreement by and among Perfect Peony Holding Company Limited and Perfect Human Holding Company Limited, dated as of April 26, 2015.

Exhibit 7.05:                          Debt Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch, China Merchants Bank Co., Ltd., Offshore Banking Center and Wing Lung Bank to Perfect Human Holding Company Limited, Perfect Peony Holding Company Limited and Perfect World Merger Company Limited, dated as of April 24, 2015.

Exhibit 7.06:                          Limited Guarantee by Perfect Human Holding Company Limited in favor of Perfect World Co., Ltd., dated as of April 26, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 27, 2015).

** Previously filed on January 2, 2015.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: April 27, 2015

Michael Yufeng Chi

By:	/s/ Michael Yufeng Chi

Perfect Human Holding Company Limited

By:	/s/ Michael Yufeng Chi
	Name:	Michael Yufeng Chi
	Title:	Director

INDEX TO EXHIBITS

Exhibit 7.01:**	Joint Filing Agreement by and between the Reporting Persons, dated as of January 2, 2015.

Exhibit 7.02:**	Proposal Letter from Michael Yufeng Chi to the board of directors of the Issuer, dated as of December 31, 2014.

Exhibit 7.03:

Agreement and Plan of Merger by and among Perfect Peony Holding Company Limited, Perfect World Merger Company Limited and Perfect World Co., Ltd., dated as of April 26, 2015 (incorporated herein by reference to Exhibit 99.2 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 27, 2015).

Exhibit 7.04:	Equity Contribution Agreement by and among Perfect Peony Holding Company Limited and Perfect Human Holding Company Limited, dated as of April 26, 2015.

Exhibit 7.05:

Debt Commitment Letter issued by China Merchants Bank Co., Ltd., New York Branch, China Merchants Bank Co., Ltd., Offshore Banking Center and Wing Lung Bank to Perfect Human Holding Company Limited, Perfect Peony Holding Company Limited and Perfect World Merger Company Limited, dated as of April 24, 2015.

Exhibit 7.06:

Limited Guarantee by Perfect Human Holding Company Limited in favor of Perfect World Co., Ltd., dated as of April 26, 2015 (incorporated herein by reference to Exhibit 99.3 to Current Report on Form 6-K filed by the Issuer with the Securities and Exchange Commission on April 27, 2015).

** Previously filed on January 2, 2015.